Exhibit 4(d)

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY	(800) 456-6330
2801 Highway 280 South	(A Stock Insurance Company)
Birmingham, Alabama 35223

CERTIFICATE ENDORSEMENT

Amending the Market Value Adjustment

This endorsement assures that the Market Value Adjustment will not reduce your Net Surrender Amount.  There is no charge to you for this benefit.

We are amending the Group Master Contract and each issued Certificate under it by adding the following sentence to the Market Value Adjustment provision on the Schedule.

“Not withstanding any other provision in this Certificate to the contrary, we will not apply any Market Value Adjustment that would result in a reduction of the Net Surrender Amount.”

This endorsement is effective and becomes part of the Contract and your Certificate as of January 24, 2006.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

Deborah J. Long
Secretary

AF-2030	12/05